Filed Pursuant to Rule 424(B)(6)

Registration No. 333-122639

No securities commission or similar authority in Canada or the United States of America has in any way passed upon the merits of the securities offered hereunder and any representation to the contrary is an offence.

PROSPECTUS SUPPLEMENT

(To prospectus dated March 8, 2005)

Merrill Lynch & Co., Inc.

Cdn. $10,000,000

Inflation-Linked Notes Linked to the Performance of the

Consumer Price Index

due June 29, 2015 (the “Notes”)

The Notes:

•	The Notes will be denominated in Canadian dollars and bear interest in U.S. dollars based on the increase, if any, in the level of the Consumer Price Index, as described below.

•	The Notes are designed for investors who believe that the level of the Consumer Price Index will increase over the term of the Notes, are willing to accept interest payments in U.S. dollars and are willing to risk receiving no interest on the Notes for each month prior to which the level of the Consumer Price Index had not increased during a specified twelve month period, and possibly no interest for most of the term of the Notes.

•	The Notes will be 100% principal protected on the maturity date.

•	The Notes will be senior unsecured debt securities of Merrill Lynch & Co., Inc.

•	The Notes will not be listed on any securities exchange.

•	The Notes cannot be redeemed or repaid before the maturity date.

•	Expected settlement date: June 29, 2005.

•	Stated maturity date: June 29, 2015.

Consumer Price Index:

•	The amount of interest payable on the Notes will be linked to changes in the Consumer Price Index.

•	The “Consumer Price Index” for purposes of the Notes is the non-seasonally adjusted U.S. City Average All Items Consumer Price Index for All Urban Consumers, published monthly by the Bureau of Labor Statistics of the U.S. Department of Labor.

Interest on the Notes:

•	We will pay interest monthly in arrears, beginning July 29, 2005, in U.S. dollars computed by reference to the notional U.S. dollar principal amount of each Note, using a Canadian dollar/U.S. dollar exchange rate of 1.2670 throughout the term of the Notes.

•	The Notes will bear interest at a rate per annum equal to 1.5 times the increase, if any, in the level of the Consumer Price Index during the twelve-month period beginning fifteen months prior to each interest reset date and ending three months prior to each interest reset date. If the level of the Consumer Price Index does not increase during that period, you will not receive any interest on the relevant interest payment date.

Payment on the maturity date:

•	The amount you receive on the maturity date for each Note will equal the Canadian dollar principal amount of the Note plus any accrued and unpaid interest in U.S. dollars up to but excluding the maturity date.

Investing in the Notes involves risks that are described in the “Risk Factors” section beginning on page S-8 of this prospectus supplement.

	Per Note	Note Total (Cdn. $)(1)
Public offering price	101.5%	10,150,000
Agency fee	1.5%	150,000
Proceeds, before expenses, to Merrill Lynch & Co., Inc.	100%	10,000,000

(1)	The values in this column reflect the maximum offering size. There is no minimum offering size.

Merrill Lynch Canada Inc.

The date of this prospectus supplement is June 28, 2005.

This prospectus supplement, together with the prospectus to which it relates, constitutes a public offering of securities offered pursuant hereto only in the jurisdictions where they may be lawfully offered for sale and therein only by persons permitted to sell such securities.

This offering is being made by a U.S. issuer pursuant to disclosure documents prepared in accordance with U.S. securities laws. Purchasers should be aware that these requirements may differ from those of each of the provinces and territories of Canada. The financial statements included or incorporated by reference in the prospectus accompanying this prospectus supplement have not been prepared in accordance with Canadian generally accepted accounting principles and may not be comparable to financial statements of Canadian issuers.

All of the directors and officers of the issuer and certain of the experts named in the prospectus to which this prospectus supplement relates reside outside of Canada. Substantially all of the assets of these persons and of the issuer may be located outside Canada. The issuer has appointed Merrill Lynch Canada Inc., 181 Bay Street, Suite 400, Toronto, Ontario M5J 2V8, as its agent for service of process in Canada, but it may not be possible for investors to effect service of process within Canada upon the directors, officers and certain of the experts referred to above. It may also not be possible to enforce against the issuer, its directors and officers and certain of the experts named in this prospectus supplement judgments obtained in Canadian courts predicated upon the civil liability provisions of applicable securities laws in Canada.

Merrill Lynch Canada Inc. and First Leaside Securities Inc., as agents (collectively, the “Agents”), are conditionally offering the Notes subject to prior sale on a best efforts basis, if, as and when issued by Merrill Lynch & Co., Inc. and accepted by the Agents in accordance with the conditions contained in the Agency Agreement between Merrill Lynch & Co., Inc. and the Agents described herein.

Prospectus Supplement

Prospectus

SUMMARY OF THE OFFERING

The following summary of the terms of the offering of the Notes is subject to, and should be read in conjunction with, the more detailed information which follows in this prospectus supplement and the accompanying prospectus. References in this prospectus supplement to “dollars” or “$” are to Canadian currency unless otherwise specified.

Issuer:	Merrill Lynch & Co., Inc. (“ML&Co.”)

Notes:	Inflation-Linked Notes Linked to the Performance of the Consumer Price Index due June 29, 2015 (the “Notes”)

Proceeds to the Issuer :	100% of the principal amount

Price to the Public:	101.5% of the principal amount

Issue Date:	June 29, 2005

Maturity Date:	June 29, 2015

Denominations:	The Notes will be issued and sold in denominations of $1,000 and integral multiples of $1,000 in excess thereof.

Minimum Subscription:	$5,000

Interest Calculation Type:	Floating rate

Interest Currency:	Interest, if any, on each Note will be calculated and paid in U.S. dollars. To determine the notional U.S. dollar principal amount of a Note used to calculate any interest payments, the calculation agent will use 1.2670 as the Canadian dollar/U.S. dollar exchange rate throughout the term of the Notes.

Day Count Convention:	Interest will be computed on the basis of a 360-day year comprised of twelve 30-day months.

Interest Rate Basis:

1.5 x [(CPI(t)– CPI(t-12))/CPI(t-12)]

where:

CPI(t) equals the level of the Consumer Price Index for the third calendar month prior to but not including the month in which the applicable Interest Reset Date occurs, and

CPI(t-12) equals the level of the Consumer Price Index for the fifteenth calendar month prior to but not including the month in which the applicable Interest Reset Date occurs.

Minimum Interest Rate:	For any Interest Period, .00%.

Initial Interest Rates:	The interest rates per annum applicable to the first three Interest Periods will be 4.72252%, 5.26596% and 4.20412%, respectively.

Interest Period:	An “Interest Period” will be the period from and including an Interest Reset Date to but excluding the immediately succeeding Interest Reset Date.

Interest Reset Dates:	Monthly, as of the 29th day of each month commencing June 29, 2005 regardless of whether such day is a business day.

Interest Payment Dates:	Monthly, on the 29th day of each month commencing July 29, 2005 and on the maturity date. If any Interest Payment Date falls on a day that is not a business day, payment will be made on the immediately succeeding business day and no interest will accrue as a result of the delayed payment.

Payment on the Maturity Date:	The amount you receive on the maturity date for each Note will equal the Canadian dollar principal amount of the Note plus any accrued and unpaid interest in U.S. dollars up to but excluding the maturity date.

Consumer Price Index:	The “Consumer Price Index” for purposes of the Notes is the non-seasonally adjusted U.S. City Average All Items Consumer Price Index for All Urban Consumers, published monthly by the Bureau of Labor Statistics of the U.S. Department of Labor.

Status/Ranking:	The Notes will be unsecured and will rank equally with our unsecured and unsubordinated debt.

Investment Eligibility:	The Notes will, on the date of issue, be “qualified investments” under the Canadian Tax Act for a trust governed by a registered retirement savings plan, a registered retirement income fund, a deferred profit sharing plan or a registered education savings plan (other than a trust governed by a deferred profit sharing plan for which any employer is ML&Co. or a corporation which does not deal with ML&Co. at arm’s length) and will be “foreign property” for the purposes of the tax imposed under Part XI of the Tax Act. Under proposed amendments to the Tax Act, the tax under Part XI of the Tax Act will be eliminated for months ending after 2004. There can be no assurance that these proposals will be enacted in the form released, if at all. See “Eligibility for Investment” in this prospectus supplement.

Risk Factors:	You should consider carefully the factors set out under “Risk Factors” in this prospectus supplement before reaching a decision to buy the Notes.

Trustee:	JPMorgan Chase Bank, N.A.

Calculation Agent:

Merrill Lynch Capital Services, Inc. (“MLC Services”), as calculation agent, will be our agent for purposes of calculating, among other things, the Interest Rate Basis and interest, if any, payable on the Notes.

All determinations made by the calculation agent will be at the sole discretion of the calculation agent and, absent a determination of a manifest error, will be conclusive for all purposes and binding on ML&Co. and the holders and beneficial owners of the Notes.

All percentages resulting from any calculation on the Notes will be rounded to the nearest one hundred-thousandth of a percentage point, with five one-millionths of a percentage point rounded upwards, e.g., 9.876545% (or .09876545) would be rounded to 9.87655% (or .0987655). All dollar amounts used in or resulting from any calculation with respect to the Notes will be rounded to the nearest cent with one-half cent being rounded upwards.

No Listing of Notes:	The Notes will not be listed on any securities exchange.

Secondary Trading of Notes:	After the initial offering, Merrill Lynch Canada Inc. (“ML Canada”) may, from time to time, purchase and sell the Notes in the secondary market, but is not obligated to do so. There can be no assurance that there will be a secondary market for the Notes.

Book-Entry Registration:	The Notes will be issued in the form of a global certificate which will be held by The Canadian Depository for Securities Limited, also known as CDS, or its nominee. Except in certain limited circumstances, you will not be entitled to receive certificates evidencing the Notes in certificated form.

SUMMARY INFORMATION—Q&A

This summary includes questions and answers that highlight selected information from this prospectus supplement and the accompanying prospectus to help you understand the Inflation-Linked Notes Linked to the Performance of the Consumer Price Index due June 29, 2015 (the “Notes”).

You should carefully read this prospectus supplement and the accompanying prospectus to fully understand the information relating to ML&Co., the terms of the Notes, the Consumer Price Index and the tax and other considerations that are important to you in making a decision about whether to invest in the Notes. You should carefully review the “Risk Factors” section in this prospectus supplement, which highlights certain risks associated with an investment in the Notes, to determine whether an investment in the Notes is appropriate for you.

References in this prospectus supplement to “ML&Co.”, “we”, “us” and “our” are to Merrill Lynch & Co., Inc., references to “MLC Services” are to Merrill Lynch Capital Services, Inc., and references to “dollars” or “$” are to Canadian currency unless otherwise specified.

Who is ML&Co.?

Merrill Lynch & Co., Inc. is a holding company with various subsidiary and affiliated companies that provide investment, financing, insurance and related services on a global basis. For information about ML&Co., see the section entitled “Merrill Lynch & Co., Inc.” in the accompanying prospectus. You should also read the other documents we have filed with the U.S. Securities and Exchange Commission and the securities regulatory authorities in Canada, which you can find by referring to the section entitled “Where You Can Find More Information” in this prospectus supplement.

What are the Notes?

The Notes will be a series of senior debt securities issued by ML&Co. and will not be secured by collateral. The Notes will rank equally with all of our other unsecured and unsubordinated debt. The Notes will mature on June 29, 2015. We cannot redeem the Notes at an earlier date.

The Notes will be issued and sold in denominations of $1,000 and integral multiples of $1,000 in excess thereof. You may transfer the Notes only in these denominations. You will not have the right to receive physical certificates evidencing your ownership except under limited circumstances. Instead, we will issue the Notes in the form of a global certificate, which will be held by The Canadian Depository for Securities Limited, also known as CDS, or its nominee. Direct and indirect participants in CDS will record your ownership of the Notes. You should refer to the section entitled “Description of the Notes – Depository” in this prospectus supplement.

Are there any risks associated with my investment?

Yes, an investment in the Notes is subject to certain risks, including the risk that you may receive little or no interest on a given Interest Payment Date. Please refer to the section entitled “Risk Factors” in this prospectus supplement.

What is the Consumer Price Index?

The “Consumer Price Index” for purposes of the Notes is the non-seasonally adjusted U.S. City Average All Items Consumer Price Index for All Urban Consumers, published monthly by the Bureau of Labor Statistics of the U.S. Department of Labor. For more information on the Consumer Price Index, please see the section entitled “Consumer Price Index” in this prospectus supplement.

Will I receive interest payments on the Notes?

We will pay interest monthly in arrears, beginning July 29, 2005, to but excluding the maturity date, in U.S. dollars. The amount of interest, if any, paid on the Notes will be computed by applying the interest rate determined by MLC Services, as calculation agent, in accordance with the provisions below to the notional U.S. dollar principal amount of each Note determined by dividing the Canadian dollar principal amount of the Note by a Canadian dollar/U.S. dollar exchange rate of 1.2670. If any Interest Payment Date falls on a day that is not a business day, payment will be made on the next succeeding business day and no interest will accrue as a result of the delayed payment. The “Interest Payment Dates” will be the 29th day of each month commencing July 29, 2005 and on the maturity date.

How is interest calculated on the Notes?

The interest rates per annum applicable to the first three Interest Periods will be 4.72252%, 5.26596% and 4.20412%, respectively. The interest rate per annum (the “Interest Rate Basis”) on the Notes for each Interest Period will be calculated by the calculation agent, MLC Services, as of the 29th day of each month commencing June 29, 2005 (each, an “Interest Reset Date”) regardless of whether such date is a business day and will equal:

1.5 x [(CPI(t) – CPI(t-12)) / CPI(t-12)]

where:

CPI(t) equals the level of the Consumer Price Index for the third calendar month prior to but not including the month in which the applicable Interest Reset Date occurs, and

CPI(t-12) equals the level of the Consumer Price Index for the fifteenth calendar month prior to but not including the month in which the applicable Interest Reset Date occurs.

The interest rate applicable to any Interest Period will not be less than .00%.

Interest payable on the Notes during an Interest Period will be computed on the basis of a 360-day year comprised of twelve 30-day months. As used herein, an “Interest Period” will be the period from and including an Interest Reset Date to but excluding the immediately succeeding Interest Reset Date.

The notional U.S. dollar principal amount of each Note will be determined by the calculation agent, using 1.2670 as the Canadian dollar/U.S. dollar exchange rate throughout the term of the Notes.

How has the Consumer Price Index performed historically?

In the section entitled “Consumer Price Index” in this prospectus supplement, we have included a graph showing the levels of the Consumer Price Index for the month of December of each year from 1984 through 2004. In addition, we have included a table and a graph showing the historical levels of the Consumer Price Index from January 2000 through May 2005.

We have provided this historical information to help you evaluate the past performance of the Consumer Price Index in various economic environments; however, this past performance is not indicative of how the Consumer Price Index will perform in the future (see the section entitled “Risk Factors” in this prospectus supplement).

What will I receive on the maturity date of the Notes?

On the maturity date, you will receive a cash payment for each Note equal to 100% of the principal amount of the Note in Canadian dollars plus any accrued and unpaid interest in U.S. dollars up to but excluding the maturity date.

What about taxes?

For a discussion of the income tax considerations relevant to a Canadian resident holder of the Notes, please read the section entitled “Income Tax Considerations Applicable to Canadian Resident Investors”.

We do not expect that the Notes will be acquired by United States persons as that term is defined for purposes of the U.S. Internal Revenue Code of 1986, as amended. However, any United States person that does acquire Notes should review the discussion of tax considerations in the section entitled “United States Federal Income Tax Considerations” in this prospectus supplement.

Will the Notes be listed on a securities exchange?

The Notes will not be listed on any securities exchange and we do not expect a trading market for the Notes to develop, which may affect the price that you receive for your Notes upon any sale prior to the maturity date. You should review the section entitled “Risk Factors – A trading market for the Notes is not expected to develop” in this prospectus supplement.

What is the role of Merrill Lynch Canada Inc.?

Our subsidiary Merrill Lynch Canada Inc. (“ML Canada”) is the lead agent for the offering and sale of the Notes. After the initial offering, ML Canada intends to buy and sell the Notes to create a secondary market for holders of the Notes. However, ML Canada will not be obligated to engage in any of these market activities or continue them once it has started.

What is the role of the calculation agent?

MLC Services will be our agent for purposes of calculating, among other things, the Interest Rate Basis and the interest, if any, payable on the Notes for any Interest Period. Under certain circumstances, these duties could result in a conflict of interest between the status of MLC Services as our subsidiary and its responsibilities as calculation agent. Whenever the calculation agent is required to act, it will do so in good faith using its reasonable judgment.

RISK FACTORS

Your investment in the Notes will involve risks. You should carefully consider the following discussion of risks before deciding whether an investment in the Notes is appropriate for you.

Structure risks of Notes indexed to the Consumer Price Index

The interest payable on the Notes is indexed to the performance of the Consumer Price Index over twelve month periods. As a result, the possibility exists that you could receive little, or no, interest on a given Interest Payment Date or over most of the term of the Notes. The Consumer Price Index is likely to increase only slightly or decrease over periods of deflation or little or no inflation. We have no control over matters, such as economic, financial and political events, that are important in determining the existence, magnitude and longevity of these events and their results.

Your yield may be lower than the yield on other debt securities of comparable maturity

The yield you will receive, if any, on your Notes may be less than the return you could earn on other investments. Your yield may be less than the yield you would earn if you bought a traditional interest bearing debt security of ML&Co. with the same stated maturity date. Your investment may not reflect the full opportunity cost to you when you take into account factors that affect the time value of money.

The Canadian dollar value of the interest, if any, that you receive on the Notes will be affected by changes in the exchange rate between the Canadian dollar and the U.S. dollar

Interest, if any, on a Note will be payable in U.S. dollars and will be determined by applying the applicable interest rate to the notional U.S. dollar principal amount of the Note, computed by dividing the Canadian dollar principal amount of the Note by a Canadian dollar/U.S. dollar exchange rate of 1.2670. Consequentially, the effective Canadian dollar rate of return on the Notes will be affected by fluctuations in the Canadian dollar/U.S. dollar exchange rate. The value of any currency, including the Canadian dollar and the U.S. dollar, may be affected by complex political and economic factors. The Canadian dollar/U.S. dollar exchange rate is at any moment a result of the supply and demand for the two currencies, and changes in the exchange rate result over time from the interaction of many factors directly or indirectly affecting economic and political conditions in Canada and the United States, including economic and political developments in other countries. Of particular importance are the relative rates of inflation, interest rate levels, the balance of payments and the extent of governmental surpluses or deficits in Canada and in the United States, each of which are in turn sensitive to the monetary, fiscal and trade policies pursued by the governments of Canada, the United States and other countries important to international trade and finance. Depreciation of the U.S. dollar against the Canadian dollar could cause a decrease in the effective yield of the Notes below the interest rate applicable to the Notes from time to time and could result in a loss to you on a Canadian dollar basis.

You must rely on your own evaluation of the merits of an investment linked to the Consumer Price Index and linked, in part, to the Canadian dollar/U.S. dollar exchange rate

In the ordinary course of their businesses, affiliates of ML&Co. from time to time express views on expected movements in indices, including the Consumer Price Index, and foreign currency exchange rates. These views are sometimes communicated to clients whose investments may be affected by movements in the Consumer Price Index or who participate in foreign exchange markets. However, these views, depending upon world-wide economic, political and other developments, may vary over differing time-horizons and are subject to change. Moreover, other professional investment strategists may at any time have significantly different views from those of our affiliates. For reasons such as these, we believe that most investors whose investments may be affected by movements in the Consumer Price Index or in foreign exchange markets derive information concerning those investments from multiple sources. In connection with your purchase of the Notes, you should not rely on views which may be expressed by our affiliates in the ordinary course of their businesses with respect to future movements of the Consumer Price Index or the Canadian dollar/U.S. dollar exchange rate.

You should make investigations as you deem appropriate as to the merits of an investment linked to the Consumer Price Index and linked, in part, to the Canadian dollar/U.S. dollar exchange rate. Neither the offering of the Notes nor any views which may from time to time be expressed by our affiliates in the ordinary course of their businesses with respect to future movements of the Consumer Price Index or the Canadian dollar/U.S. dollar exchange rate constitutes a recommendation as to the merits of an investment in the Notes.

A trading market for the Notes is not expected to develop

The Notes will not be listed on any securities exchange and we do not expect a trading market for the Notes to develop. Although our subsidiary ML Canada has indicated it expects to bid for Notes offered for sale to it by holders of the Notes, it is not required to do so and may cease making bids at any time. The limited trading market for your Notes may affect the price that you receive for your Notes if you do not wish to hold your investment until the maturity date.

In general, notes that are designed for specific investment objectives or strategies often experience a more limited trading market and more price volatility. There may be a limited number of buyers when you decide to sell your Notes. This may affect the price you receive for your Notes or your ability to sell your Notes at all. You should not purchase Notes unless you understand and know you can bear all the investment risks related to your Notes.

Many factors affect the trading value of the Notes; these factors interrelate in complex ways and the effect of any one factor may offset or magnify the effect of another factor

The trading value of the Notes will be affected by factors that interrelate in complex ways. The effect of one factor may offset the increase in the trading value of the Notes caused by another factor and the effect of one factor may exacerbate the decrease in the trading value of the Notes caused by another factor. The following paragraphs describe the expected impact on the trading value of the Notes given a change in a specific factor, assuming all other conditions remain constant.

The level of the Consumer Price Index is expected to affect the trading value of the Notes. We expect that the trading value of the Notes will depend substantially on the amount by which the level of the Consumer Price Index exceeds or does not exceed its level in a previous year. If you choose to sell your Notes when the level of the Consumer Price Index is less than its level in the previous year (i.e. in a period of deflation), or is not sufficiently in excess of the previous year’s level to result in market interest rates (as compared to traditional interest-bearing debt securities) being payable on the Notes, you may receive less than the principal amount that would be payable on maturity because of the expectation that the levels of the Consumer Price Index will remain at levels that result in no or insufficient interest being payable on the Notes.

Changes in the levels of interest rates may affect the trading value of the Notes. In general, if Canadian interest rates increase, we expect that the trading value of the Notes will decrease because the Notes may be less attractive relative to interest bearing alternative investments; and, conversely, if Canadian interest rates decrease, we expect that the trading value of the Notes will increase. However, the level of interest rates in the U.S. may affect the U.S. economy and, in turn, the level of the Consumer Price Index. Rising interest rates may decrease the level of the Consumer Price Index relative to previous periods, which would decrease the interest yield on the Notes and, thus, may decrease the trading value of the Notes. Falling interest rates in the U.S. may increase the level of the Consumer Price Index relative to previous periods, which would increase the interest yield on the Notes and, thus, may increase the trading value of the Notes.

Changes in the volatility of the level of the Consumer Price Index are expected to affect the trading value of the Notes. Volatility is the term used to describe the size and frequency of price and/or market fluctuations. If the volatility of the level of the Consumer Price Index increases, we expect that the trading value of the Notes will increase and, conversely, if the volatility of the level of the Consumer Price Index decreases, we expect that the trading value of the Notes will decrease, although any trend in such volatility (upwards or downwards) may further impact trading values.

Changes in our credit ratings may affect the trading value of the Notes. Our credit ratings are an assessment of our ability to pay our obligations. Consequently, real or anticipated changes in our credit ratings may affect the trading value of the Notes. However, because your return on your Notes is dependent upon factors in addition to our ability to pay our obligations under the Notes, such as the relative performance of the Consumer Price Index, an improvement in our credit ratings will not reduce the other investment risks related to the Notes.

In general, assuming all relevant factors are held constant, we expect that the effect on the trading value of the Notes of a given change in most of the factors listed above will be less if it occurs later in the term of the Notes than if it occurs earlier in the term of the Notes.

Potential conflicts

Our subsidiary MLC Services is our agent for the purposes of calculating, among other things, the Interest Rate Basis and the interest, if any, payable on each Interest Payment Date. Under certain circumstances, the position of MLC Services as our subsidiary and its responsibilities as calculation agent for the Notes could give rise to conflicts of interest. These conflicts could occur, for instance, in connection with judgments that it would be required to make in the event of a discontinuance or unavailability of the Consumer Price Index. See the section entitled “Consumer Price Index” in this prospectus supplement. MLC Services is required to carry out its duties as calculation agent in good faith and using its reasonable judgment. However, because we control MLC Services, potential conflicts of interest could arise.

We have entered into an arrangement with one of our subsidiaries to hedge the market risks associated with our obligation to pay the amounts due on the Notes. This subsidiary expects to make a profit in connection with this arrangement. We did not seek competitive bids for this arrangement from unaffiliated parties.

You may not be able to effect service of process or enforce judgments obtained against us in Canada

We are incorporated under the laws of Delaware, a foreign jurisdiction, and reside, and our principal assets are located, in the United States. It may not be possible therefore for you to effect service of process within Canada upon us in respect of actions under the Notes. Although we have appointed ML Canada as our agent for service of process for certain securities law purposes in each of the provinces and territories of Canada, it may not be possible for you to collect from us judgments obtained in Canadian courts. Judgments against us may therefore have to be enforced in the United States and may be subject to additional defences as a result. In addition, all of our directors and officers reside outside Canada and most of their assets are located outside Canada. It may not be possible therefore for you to effect service of process within Canada upon our directors and officers or to collect from them judgments obtained in Canadian courts.

Amounts payable on the Notes may be limited by applicable law

New York State law governs the Indenture dated April 1, 1983, as amended and restated, between ML&Co. and JPMorgan Chase Bank, N.A., as trustee (the “Senior Indenture”), under which the Notes will be issued. New York has usury laws that limit the amount of interest that can be charged and paid on loans, which includes debt securities like the Notes. Under present New York law, the maximum rate of interest is 25% per annum on a simple interest basis. This limit may not apply to Notes in which US$2,500,000 or more has been invested.

While we believe that New York law would be given effect by a U.S. state or federal court sitting outside of New York or a Canadian court, many other jurisdictions in the U.S. and Canada also have laws that regulate the amount of interest that may be charged to and paid by a borrower. Under the Criminal Code (Canada), a lender is prohibited from entering into an agreement or arrangement to receive interest at an effective annual rate of interest, calculated in accordance with generally accepted actuarial practices and principles, exceeding 60% of the credit advanced under the agreement or arrangement. We will promise, for the benefit of the holders of the Notes, to the extent permitted by law, not to voluntarily claim the benefits of any laws concerning usurious rates of interest.

DESCRIPTION OF THE NOTES

ML&Co. will issue the Notes as a series of senior debt securities under the Senior Indenture, which is more fully described in the accompanying prospectus. The Notes will mature on June 29, 2015.

On the maturity date, a beneficial owner of a Note will receive an amount equal to the principal amount thereof plus any accrued and unpaid interest thereon up to but excluding the maturity date. See the section entitled “— Payments of Principal and Interest” in this prospectus supplement.

The Notes will not be subject to redemption by ML&Co. or redeemable at the option of any holder of the Notes before the maturity date. If an Event of Default occurs with respect to the Notes, holders of the Notes may accelerate the maturity of the Notes, as described under “— Events of Default and Acceleration” in this prospectus supplement and “Description of Debt Securities — Events of Default” in the accompanying prospectus.

ML&Co. will issue the Notes in denominations of $1,000 and integral multiples of $1,000 in excess thereof and will require a minimum subscription of $5,000. You may transfer the Notes only in denominations of $1,000 or integral multiples of $1,000 in excess thereof. You will not have the right to receive physical certificates evidencing your ownership except under limited circumstances. Instead, we will issue the Notes in the form of a global certificate, which will be held by The Canadian Depository for Securities Limited (“CDS”) or its nominee. Direct and indirect participants in CDS will record your ownership of the Notes. You should refer to the section entitled “— Depository” in this prospectus supplement.

The Notes will not have the benefit of any sinking fund.

Payments of Principal and Interest

We will make payments of principal of and interest, if any, on the Notes to the depository or its nominee. See the section entitled “— Depository” in this prospectus supplement.

Each Note will bear interest in U.S. dollars from the date of issue at a floating rate determined with reference to the Interest Rate Basis described below under “— Interest Rate Basis” until the maturity date. The amount of interest, if any, payable on each Note will be computed by applying the applicable interest rate to the notional U.S. dollar principal amount of the Note determined by dividing the Canadian dollar principal amount of the Note by a Canadian dollar/U.S. dollar exchange rate of 1.2670. Interest, if any, on the Notes will be payable in arrears on each Interest Payment Date. The first payment of interest on the Notes will be July 29, 2005. Thereafter, interest, if any, will be payable on the 29th day of each month and on the maturity date (each, together with the first payment date, an “Interest Payment Date”). If any Interest Payment Date falls on a day that is not a business day, payment will be made on the immediately succeeding business day and no interest will accrue as a result of the delayed payment. The record date for the payment of interest will be the fifteenth calendar day, whether or not a business day, immediately preceding the related Interest Payment Date. Interest payments on the Notes will equal the amount of interest accrued from and including the immediately preceding Interest Payment Date in respect of which interest has been paid or, in the case of the first Interest Payment Date, from and including the date of issue, to but excluding the related Interest Payment Date or maturity date.

The Canadian dollar/U.S. dollar exchange rate for purposes of determining the notional U.S. dollar principal amount of the Notes is 1.2670.

The term “business day” means any day other than a Saturday or Sunday that is neither a legal holiday nor a day on which commercial banks are authorized or required by law, regulation or executive order to close in the cities of New York, New York or Toronto, Ontario.

Interest payable on the Notes for each day during an Interest Period will be computed on the basis of a 360-day year comprised of twelve 30-day months. As used herein, an “Interest Period” will be the period from and including an Interest Reset Date to but excluding the immediately succeeding Interest Reset Date.

All percentages resulting from any calculation on the Notes will be rounded to the nearest one hundred-thousandth of a percentage point, with five one-millionths of a percentage point rounded upwards. For example, 9.876545%, or .09876545, would be rounded to 9.87655%, or .0987655. All dollar amounts used in or resulting from any calculation with respect to the Notes will be rounded to the nearest cent with one-half cent being rounded upward.

Interest Rate Basis

The Notes will bear interest in U.S. dollars during each Interest Period at a rate linked to the performance of the Consumer Price Index. See the section entitled “Consumer Price Index” in this prospectus supplement.

The Interest Rate Basis applicable to the first three Interest Periods will be 4.72252%, 5.26596% and 4.20412%, respectively. The “Interest Rate Basis” for each Interest Period will be calculated monthly as of the 29th day of each month commencing June 29, 2005 regardless of whether such day is a business day (each such day, an “Interest Reset Date”) and will be determined by the calculation agent in accordance with the following formula:

1.5 x [(CPI(t)– CPI(t-12))/CPI(t-12)]

where:

CPI(t) is equal to the level of the Consumer Price Index for the third calendar month prior to but not including the month in which the applicable Interest Reset Date occurs, and

CPI(t-12) is equal to the level of the Consumer Price Index for the fifteenth calendar month prior to but not including the month in which the applicable Interest Reset Date occurs.

An example of an interest rate calculation using the foregoing Interest Rate Basis is included in the section entitled “Consumer Price Index” in this prospectus supplement.

The interest rate applicable to any Interest Period will not be less than ..00%.

MLC Services will be the calculation agent. Upon the request of the holder of any Note, the calculation agent will provide the Interest Rate Basis then in effect. All determinations made by the calculation agent will be at the sole discretion of the calculation agent and, absent a determination of a manifest error, will be conclusive for all purposes and binding on ML&Co. and the holders and beneficial owners of the Notes. Whenever the calculation agent is required to act, it will do so in good faith using its reasonable judgment.

Historical data on the Canadian dollar/U.S. dollar exchange rate

The Canadian dollar value of any interest that you receive on the Notes will be affected by changes in the exchange rate between the Canadian dollar and the U.S. dollar. See the section entitled “Risk Factors  The Canadian dollar value of the interest, if any, that you receive on the Notes will be affected by changes in the exchange rate between the Canadian dollar and the U.S. dollar”. The following table sets forth the Bank of Canada monthly noon exchange rate averages of the historical Canadian dollar/U.S. dollar exchange rates (expressed as the number of Canadian dollars converted from one U.S. dollar) for each month from January 2000 through May 2005. Any upward or downward trend in the value of the Canadian dollar against the U.S. dollar during any period set forth below is not any indication that the Canadian dollar is more or less likely to increase or decrease in value against the U.S. dollar at any time during the term of the Notes.

	2000	2001	2002	2003	2004	2005
January	1.4489	1.5032	1.6003	1.5410	1.2960	1.2253
February	1.4511	1.5218	1.5958	1.5124	1.3290	1.2397
March	1.4606	1.5585	1.5870	1.4759	1.3284	1.2161
April	1.4684	1.5575	1.5814	1.4585	1.3425	1.2360
May	1.4955	1.5415	1.5497	1.3845	1.3783	1.2555
June	1.4768	1.5244	1.5317	1.3523	1.3577	—
July	1.4779	1.5304	1.5459	1.3815	1.3219	—
August	1.4825	1.5402	1.5679	1.3957	1.3118	—
September	1.4862	1.5677	1.5758	1.3632	1.2878	—
October	1.5123	1.5712	1.5778	1.3218	1.2469	—
November	1.5422	1.5924	1.5714	1.3126	1.1961	—
December	1.5224	1.5775	1.5593	1.3128	1.2191	—

Events of Default and Acceleration

In case an Event of Default (as described under the section entitled “Description of Debt Securities — Events of Default” in the accompanying prospectus) with respect to the Notes has occurred and is continuing, the amount payable to a holder of a Note upon any acceleration permitted by the Notes, with respect to each Note, will be equal to the principal amount of the Note and unpaid interest thereon, if any, calculated as though the date of acceleration were the stated maturity date of the Notes. See the section entitled “—Payments of Principal and Interest” in this prospectus supplement. If a bankruptcy proceeding is commenced in respect of ML&Co., the claim of the holder of a Note may be limited, under Section 502(b)(2) of Title 11 of the United States Code, to the principal amount of the Note plus an additional amount of contingent interest calculated as though the date of the commencement of the proceeding were the maturity date of the Notes.

In case of default in payment of the Notes, whether at their stated maturity or upon acceleration, from and after that date the Notes will bear interest, payable upon demand of the holders of the Notes, at a rate of 2.25% per annum to the extent that payment of any interest is legally enforceable on the unpaid amount due and payable on that date in accordance with the terms of the Notes to the date payment of that amount has been made or duly provided for.

Depository

Book-Entry Only

Upon issuance, the Notes will be issued in book-entry form and will be represented by a fully registered global certificate (the “Global Certificate”). The Global Certificate will be held by, or on behalf of, CDS or any other entity designated in writing by ML&Co. to act as depository. The Global Certificate will be registered in the name of CDS or its nominee. Except as described under “— Exchange for Notes in Certificated Form” in this prospectus supplement, the Global Certificate may not be transferred except as a whole by the depository to a nominee of the depository or by a nominee of the depository to the depository, or another nominee of the depository, or by the depository or any nominee to a successor of the depository, or a nominee of the successor.

Ownership of the Notes will be constituted through beneficial interests in the Global Certificate, and will be represented through book-entry accounts of institutions, as direct and indirect participants of the depository, acting on behalf of the beneficial owners of these Notes. Each purchaser of a Note represented by the Global Certificate will receive a customer confirmation of purchase from the selling agent from whom the Notes are purchased in accordance with practices and procedures of that selling agent.

CDS Procedures

The following is based on information provided by CDS.

Upon the issuance by ML&Co. of Notes represented by the Global Certificate, the depository will credit the respective principal amount of the Notes represented by the Global Certificate to the accounts of its participants. The accounts to be credited will be designated by the Agents. Ownership of beneficial interests in the Global Certificate will be limited to participants or persons that hold interests through participants. Ownership of beneficial interests in Notes represented by the Global Certificate will be shown on, and the transfer of that ownership will be effected only through, records maintained by the depository (with respect to interests of participants in the depository), or by participants in the depository or persons that may hold interests through these participants (with respect to persons other than participants in the depository).

So long as CDS or its nominee is the registered owner of the Global Certificate, CDS or its nominee, as the case may be, will be considered the sole owner or holder of the Notes represented by the Global Certificate. Except as provided below, owners of beneficial interests in Notes represented by the Global Certificate will not be entitled to have Notes represented by the Global Certificate registered in their names, will not receive or be entitled to receive physical delivery of Notes in definitive form and will not be considered the registered owners or holders thereof.

Accordingly, each person owning a beneficial interest in the Global Certificate must rely on the procedures of the depository and, if that person is not a participant, on the procedures of the participant through which that person owns its interest, to exercise any rights of a holder under the Global Certificate. ML&Co. understands that under existing policies of the depository and industry practices, if ML&Co. requests any action of holders or if an owner of a beneficial interest in the Global Certificate desires to give any notice or take any action which a holder is entitled to give or take under the Global Certificate, the depository would authorize the participants holding the relevant beneficial interests to give that notice or take that action. Any beneficial owner that is not a participant must rely on the contractual arrangements it has directly, or indirectly through its financial intermediary, with a participant to give that notice or take that action.

Payments of the principal of, and interest, if any, on the Notes represented by the Global Certificate registered in the name of the depository or its nominee will be made by ML&Co. (or a paying agent, if specified by ML&Co.) to the depository or its nominee, as the case may be, as the registered owner of the Global Certificate. None of ML&Co., the paying agent (if any) or any other agent of ML&Co. will have any responsibility or liability for any aspect of the records relating to or payments made on account of beneficial ownership interests of the Global Certificate or for maintaining, supervising or reviewing any records relating to beneficial ownership interests. Except in the circumstance described in the following paragraph, ML&Co. expects that the depository or its nominee, upon receipt of any payment of the principal of, and interest, if any, on, the Global Certificate will immediately credit the accounts of the related participants with payment in amounts proportionate to their respective holdings in the principal amount of beneficial interests in the Global Certificate as shown on the records of the depository. ML&Co. also expects that payments by participants to owners of beneficial interests in the Global Certificate will be governed by standing customer instructions and customary practices as is now the case with securities held for the accounts of customers in bearer form or registered in “street name” and will be the responsibility of those participants.

Exchange for Notes in Certificated Form

If an Event of Default has occurred or CDS is at any time unwilling or unable to continue as depository for the Notes and a successor depository is not appointed by ML&Co. within 60 days, ML&Co. will issue certificated Notes in exchange for the outstanding Global Certificate. In addition, ML&Co. may at any time determine not to have Notes represented by the Global Certificate and, in that event, will issue certificated Notes in exchange for the Global Certificate. In either instance, an owner of a beneficial interest in the Global Certificate will be entitled to have certificated Notes registered in its name and will be entitled to physical delivery of those certificated Notes. Those certificated Notes will be registered in the name or names as the depository will instruct ML&Co. or its paying agent. We expect that those instructions will be based upon directions received by the depository from participants with respect to beneficial interests in the Global Certificate. Certificated Notes so issued will be issued in denominations as ML&Co. may determine from time to time and will be issued in registered form only. No service charge will be made for any transfer or exchange of certificated Notes, but ML&Co. may require payment of a sum sufficient from the beneficial owner to cover any tax or other governmental charge payable in connection therewith.

CDS

CDS was incorporated in 1970 and is Canada’s national securities clearing and depository services organization. Functioning as a service utility for the Canadian financial community, CDS provides a variety of computer automated services for financial institutions and investment dealers active in domestic and international capital markets. CDS participants include banks, investment dealers and trust companies and may include the Agents. Access to CDS is available to other organizations that clear through or maintain a custodial relationship with a CDS participant. Transfers of ownership and other interests, including cash distributions, in securities held by CDS may only be processed through CDS participants and will be completed in accordance with existing CDS rules and procedures. CDS operates in Montreal, Toronto, Calgary and Vancouver to centralize securities clearing functions through a central securities depositary.

CDS is a private corporation, owned one-third by investment dealers, one-third by banks and one-third by trust companies through their respective industry associations. CDS is the exclusive clearing house for equity trading on both the Toronto and Montreal securities exchanges and also clears a substantial volume of “over the counter” trading in equities and bonds.

CONSUMER PRICE INDEX

The “Consumer Price Index” for purposes of the Notes is the non-seasonally adjusted U.S. City Average All Items Consumer Price Index for All Urban Consumers, published monthly by the Bureau of Labor Statistics of the U.S. Department of Labor. The Consumer Price Index is expressed in relative terms in relation to the 1982-1984 time base reference period for which the level of Consumer Price Index was set at 100.0. The Consumer Price Index for any given month is published during the following month.

The Consumer Price Index is a measure of the average change in consumer prices over time for a fixed market basket of goods and services, including food, clothing, shelter, fuels, transportation, charges for doctor and dentist services, and drugs. In calculating the Consumer Price Index, price changes for the various items are averaged together with weights that represent their importance in the spending of urban households in the United States. The contents of the market basket of goods and services and the weights assigned to the various items are updated periodically by the Bureau of Labor Statistics to take into account changes in U.S. consumer expenditure patterns.

The level of the Consumer Price Index for any given month will be the value reported on Bloomberg page CPURNSA or any successor service or successor page thereto. If the level for the Consumer Price Index is not available on a successor page or successor service, the level will be determined in the sole discretion of the calculation agent.

The following graph sets forth the levels of the Consumer Price Index for the month of December of each year from 1984 through 2004, as published by Bloomberg L.P. The historical performance of the Consumer Price Index should not be taken as an indication of future performance, and no assurance can be given that the level of the Consumer Price Index will increase such that interest would be payable to you on any Interest Payment Date.

The following table sets forth the levels of the Consumer Price Index from January 2000 through May 2005, as reported by the Bureau of Labor Statistics and reported on Bloomberg page CPURNSA. This historical data on the levels of the Consumer Price Index is not necessarily indicative of the future performance of the Consumer Price Index or what the future value of the Notes may be. Any historical upward or downward trend in the level of the Consumer Price Index during any period set forth below is not any indication that the level of the Consumer Price Index is more or less likely to increase or decrease at any time during the term of the Notes.

	2000	2001	2002	2003	2004	2005
January	168.8	175.1	177.1	181.7	185.2	190.7
February	169.8	175.8	177.8	183.1	186.2	191.8
March	171.2	176.2	178.8	184.2	187.4	193.3
April	171.3	176.9	179.8	183.8	188.0	194.6
May	171.5	177.7	179.8	183.5	189.1	194.4
June	172.4	178.0	179.9	183.7	189.7	—
July	172.8	177.5	180.1	183.9	189.4	—
August	172.8	177.5	180.7	184.6	189.5	—
September	173.7	178.3	181.0	185.2	189.9	—
October	174.0	177.7	181.3	185.0	190.9	—
November	174.1	177.4	181.3	184.5	191.0	—
December	174.0	176.7	180.9	184.3	190.3	—

The following graph sets forth the historical performance of the levels of the Consumer Price Index presented in the preceding table. Past movements of the level of the Consumer Price Index are not necessarily indicative of the future performance of the Consumer Price Index.

The following illustrates the calculation of the Interest Rate Basis applicable to the Notes and the interest payable on the first Interest Payment Date assuming an initial investment of $1,015. Based on the historical information presented in the table above, the per annum interest rate applicable to the Notes for the first Interest Period will be 4.72252% and the interest payable on the first Interest Payment Date, July 29, 2005, will be US$3.11, calculated as follows:

Principal amount: Investor pays Cdn. $1,015 for a Cdn. $1,000 principal amount of Note and receives Cdn. $1,000 at maturity

Interest: Inflation coupon is based on the notional U.S. dollar principal amount, $1,000 / 1.2670 = US$789.27

1.5 x [(193.3 – 187.4) / 187.4] = 4.72252% per annum

4.72252% / 12 = .39354% per month

.39354% x US$789.27 = US$3.11

In accordance with the formula used in determining the Interest Rate Basis, the March 2005 and March 2004 values of the Consumer Price Index were used in calculating the above example. The Canadian dollar/U.S. dollar exchange rate of 1.2670 was used in calculating the above example.

This example is included to demonstrate the calculation of interest payable on the first Interest Payment Date and otherwise for purposes of illustration and should not be construed as a forecast or projection in respect of subsequent Interest Periods. No assurance can be given that the results shown in this example will be realized on subsequent Interest Payment Dates.

INCOME TAX CONSIDERATIONS APPLICABLE TO CANADIAN RESIDENT INVESTORS

Canadian Federal Income Tax Considerations

In the opinion of Davies Ward Phillips & Vineberg LLP, the following is, as of the date hereof, a summary of the principal Canadian federal income tax considerations generally applicable to the acquisition, holding and disposition of Notes by a holder (a “Noteholder”) pursuant to this offering. This summary is applicable to a Noteholder who at all relevant times, for purposes of the Income Tax Act (Canada) (the “Tax Act”), is resident in Canada, deals at arm’s length with, and is not affiliated with, ML&Co. and holds the Notes as capital property. This summary does not address the Canadian federal income tax considerations applicable to Noteholders that are “financial institutions” as defined in the Tax Act for the purpose of the rules applicable therein to “mark-to-market” properties and “specified debt obligations” and it does not address the application of alternative minimum tax to individuals.

This summary is based on the current provisions of the Tax Act and the regulations thereunder, all specific proposals to amend the Tax Act and the regulations announced by or on behalf of the Minister of Finance (Canada) prior to the date hereof and the published administrative practices and policies of the Canada Revenue Agency. This summary does not otherwise take into account or anticipate any changes in law, whether by judicial, governmental or legislative decision or action, nor does it take into account provincial, territorial or foreign income tax considerations which may differ from the Canadian federal income tax considerations described herein.

This summary is not exhaustive of all possible Canadian federal income tax considerations applicable to an investment in Notes. Accordingly, this summary is of a general nature only and is not intended to be legal or tax advice to any particular Noteholder. Noteholders are urged to consult their own tax advisors for advice with respect to the potential income tax consequences to them of an investment in Notes, having regard to their particular facts and circumstances.

Interest

A Noteholder that is a corporation, partnership, unit trust or a trust of which a corporation or partnership is a beneficiary will be required to include in computing its income for a taxation year all interest that accrues to such Noteholder on the Notes to the end of that year or that becomes receivable or is received by it before the end of that year, to the extent that such interest was not included in computing the Noteholder’s income for a preceding taxation year.

Any other Noteholder, including an individual, will be required to include in computing its income for a taxation year all interest on the Notes that is received or receivable by such Noteholder in that year (depending on the method regularly followed by the Noteholder in computing income) to the extent that such interest was not included in computing the Noteholder’s income for a preceding taxation year.

Dispositions

On a disposition or a deemed disposition of a Note (including on repayment at maturity), a Noteholder will generally be required to include in computing its income for the taxation year in which the disposition occurs all interest that accrued on the Note from the date of the last interest payment to the date of disposition, except to the extent that such interest has otherwise been included in the Noteholder’s income for that year or a preceding taxation year.

In addition, the disposition or deemed disposition will generally result in a capital gain (or a capital loss) equal to the amount by which the proceeds of disposition, net of any amount included in the Noteholder’s income as interest and any reasonable costs of disposition, exceed (or are exceeded by) the adjusted cost base of the Note to the Noteholder immediately before the disposition. One-half of any capital gain (a “taxable capital gain”) realized on a disposition of a Note will be included in the Noteholder’s income and one-half of any capital loss (an “allowable capital loss”) realized on a disposition of a Note may be deducted from taxable capital gains in accordance with the detailed provisions of the Tax Act. Capital gains realized by an individual may give rise to alternative minimum tax under the Act.

Foreign Exchange

Interest on the Notes will be paid in U.S. dollars and must be converted into Canadian dollars for the purposes of the Tax Act and the regulations thereunder. Consequentially, the amount of interest required to be included in computing the Noteholder’s income for a taxation year will be affected by fluctuations in the Canadian/U.S. dollar exchange rate.

Additional Refundable Tax

A Noteholder that is a “Canadian-controlled private corporation” (as defined in the Tax Act) may be liable to pay an additional refundable tax of 6 2/3% on certain investment income, including interest and taxable capital gains earned or realized in respect of the Notes.

Reporting

The Tax Act and the regulations thereunder require an investor that is a “specified Canadian entity” to file an information return disclosing prescribed information where, at any time in a taxation year, the total cost amount of “specified foreign property” of the entity exceeds Cdn. $100,000. For these purposes, a “specified Canadian entity” includes, among other things, a taxpayer resident in Canada, other than a corporation or trust exempt from tax under Part I of the Tax Act. The Notes are “specified foreign property”. The reporting rules in the Tax Act are complex and this summary does not purport to explain all circumstances in which reporting may be required by any investor. Noteholders should consult their own tax advisors regarding these reporting requirements.

Summary of United States Federal Income Tax Considerations for Canadian Resident Investors

The discussion in this section is directed to a Canadian resident Noteholder who is not engaged in the conduct of a trade or business within the United States, has no presence in, or connection with, the United States and who is not a direct or indirect 10% or greater shareholder of ML&Co., a controlled foreign corporation related to ML&Co. or a bank receiving interest described in section 881(c)(3)(A) of the Internal Revenue Code of 1986, as amended (the “Code”). For a more detailed summary of the U.S. federal income tax considerations generally applicable to Canadian resident Noteholders, see the section entitled “United States Federal Income Tax Considerations” in this prospectus supplement. In order for payments of interest on the Notes to be exempt from U.S. federal income tax, withholding tax or backup withholding tax, the Noteholder may be required, among other things, to provide a properly executed Internal Revenue Service (“IRS”) Form W-8BEN or other similar form to ML&Co. The IRS Form W-8BEN is a signed written statement certifying, among other things, that the holder is not a United States person within the meaning of the Code.

Assuming that an individual Canadian resident holder of Notes provides a properly executed IRS Form W-8BEN or other similar form, the following are certain U.S. federal income tax considerations generally applicable to such Noteholder:

(a)	payments of interest on the Notes will not generally be subject to United States withholding tax; and

(b)	any gain realized upon the sale or disposition of a Note will not generally be subject to U.S. federal income tax.

Canadian resident holders of Securities should also read the section entitled “United States Federal Income Tax Considerations - Non-U.S. Holders” in this prospectus supplement.

ELIGIBILITY FOR INVESTMENT

In the opinion of Davies Ward Phillips and Vineberg LLP, the Notes will, on the date of issue, be “qualified investments” under the Tax Act for a trust governed by a registered retirement savings plan, a registered retirement income fund, a deferred profit sharing plan or a registered education savings plan (other than a trust governed by a deferred profit sharing plan for which any employer is ML&Co. or a corporation which does not deal with ML&Co. at arm’s length) and will be “foreign property” for the purposes of the tax imposed under Part XI of the Tax Act. Under proposed amendments to the Tax Act, the tax under Part XI of the Tax Act will be eliminated for months ending after 2004. There can be no assurance that these proposals will be enacted in the form released, if at all.

UNITED STATES FEDERAL INCOME TAX CONSIDERATIONS

Set forth in full below is the opinion of Sidley Austin Brown & Wood LLP, U.S. counsel to ML&Co. As the law applicable to the U.S. federal income taxation of instruments such as the Notes is technical and complex, the discussion below necessarily represents only a general summary. The following discussion is based upon laws, regulations, rulings and decisions now in effect, all of which are subject to change (including changes in effective dates) or possible differing interpretations. It deals only with Notes held as capital assets and does not purport to deal with persons in special tax situations, such as financial institutions, insurance companies, regulated investment companies, real estate investment trusts, tax-exempt entities (except to the extent specifically discussed below) dealers in securities or currencies, persons holding Notes as a hedge against currency risks, as a position in a “straddle” or as part of a “hedging”, “conversion” or “integrated” transaction for tax purposes, or persons whose functional currency is not the United States dollar. It also does not deal with holders other than original purchasers (except where otherwise specifically noted). If a partnership holds the Notes, the tax treatment of a partner in the partnership will generally depend upon the status of the partner and the activities of the partnership. Thus, persons who are partners in a partnership holding the Notes should consult their own tax advisors. Moreover, all persons considering the purchase of the Notes should consult their own tax advisors concerning the application of U.S. federal income tax laws to their particular situations as well as any consequences of the purchase, ownership and disposition of the Notes arising under the laws of Canada and any other taxing jurisdiction.

As used herein, the term “U.S. Holder” means a beneficial owner of a Note that is for U.S. federal income tax purposes (i) a citizen or resident of the United States, (ii) a corporation or a partnership (including an entity treated as a corporation or a partnership for U.S. federal income tax purposes) that is created or organized in or under the laws of the United States, any state thereof or the District of Columbia (unless, in the case of a partnership, Treasury regulations are adopted that provide otherwise), (iii) an estate whose income is subject to U.S. federal income tax regardless of its source, (iv) a trust if a court within the United States is able to exercise primary supervision over the administration of the trust and one or more United States persons have the authority to control all substantial decisions of the trust or (v) any other person whose income or gain in respect of a Note is effectively connected with the conduct of a United States trade or business. Certain trusts not described in clause (iv) above in existence on August 20, 1996 that elect to be treated as United States persons will also be U.S. Holders for purposes of the following discussion. As used herein, the term “non-U.S. Holder” means a beneficial owner of a Note that is not a U.S. Holder.

Tax Treatment of the Notes

Purchase of Canadian Dollars. To the extent that a U.S. Holder purchases Canadian dollars in order to invest in the Notes, a U.S. Holder will have a tax basis in those Canadian dollars equal to the U.S. dollar value of the Canadian dollars on the date of the purchase of such Canadian dollars.

Purchase of Notes and Tax Basis. The purchase by a U.S. Holder of a Note with Canadian dollars should be treated as (i) a deemed exchange of (A) the amount of Canadian dollars paid by the U.S. Holder to acquire that Note for (B) an amount of U.S. dollars equal to the U.S. dollar value of the Canadian dollars (as determined on the date of purchase) and (ii) the purchase of the Note for the U.S. dollars deemed to have been received in that deemed exchange. A U.S. Holder’s tax basis in a Note will equal the U.S. dollar value of the Canadian dollars (determined in the manner described above) paid by the U.S. Holder to purchase the Note.

In addition, the deemed exchange of Canadian dollars for U.S. dollars described above could result in exchange gain or loss to a U.S. Holder, depending upon the U.S. Holder’s tax basis in the Canadian dollars used to purchase the Note. Any exchange gain or loss will generally be characterized as ordinary gain or loss. U.S. Holders should consult their own tax advisors regarding the U.S. federal income tax consequences relating to foreign currency transactions that may result from an investment in the Notes.

Payments of Interest. For the reasons discussed below, payments of interest on a Note generally will be taxable to a U.S. Holder as ordinary interest income at the time such payments are accrued or are received (in accordance with the U.S. Holder’s regular method of tax accounting).

The following summary is based upon final Treasury regulations (the “OID Regulations”) released by the Internal Revenue Service (“IRS”) under the original issue discount provisions of the Code. Under the OID Regulations, debt instruments having terms similar to the Notes (hereinafter “Variable Notes”) are subject to special rules whereby a Variable Note will qualify as a “variable rate debt instrument” if:

•	its issue price does not exceed the total noncontingent principal payments due under the Variable Note by more than a specified de minimis amount and

•	it provides for stated interest, paid or compounded at least annually, at current values of:

•	one or more qualified floating rates,

•	a single fixed rate and one or more qualified floating rates,

•	a single objective rate, or

•	a single fixed rate and a single objective rate that is a qualified inverse floating rate.

An “objective rate” is a rate that is not itself a qualified floating rate but which is determined using a single fixed formula that is based on objective financial or economic information. A rate will not qualify as an objective rate if it is based on information that is within the control of the issuer (or a related party) or that is unique to the circumstances of the issuer (or a related party), such as dividends, profits, or the value of the issuer’s stock (although a rate does not fail to be an objective rate merely because it is based on the credit quality of the issuer). Based upon the foregoing, the Notes should qualify as variable rate debt instruments which provide for stated interest at current values of a single objective rate.

If a Variable Note that provides for stated interest at current values of a single objective rate throughout the term thereof qualifies as a “variable rate debt instrument” under the OID Regulations, and if the interest on a Variable Note is unconditionally payable in cash or property (other than debt instruments of the issuer) at least annually, then all stated interest on the Variable Note will constitute qualified stated interest and will be taxed accordingly. In general, payments of qualified stated interest are includible in a U.S. Holder’s income as interest at the time such payments are accrued or are received (in accordance with the U.S. Holder’s regular method of tax accounting). Thus, a Variable Note that provides for stated interest at current values of a single objective rate throughout the term thereof and that qualifies as a “variable rate debt instrument” under the OID Regulations, such as the Notes, will generally not be treated as having been issued with original issue discount unless the Variable Note is issued at a “true” discount (i.e., at a price below the Variable Note’s stated principal amount) in excess of a specified de minimis amount. Since the Notes will be originally issued at a price equal to Canadian $1,015 per Canadian $1,000 principal amount of Notes, the Notes will be treated as providing only for qualified stated interest and not as having been issued with original issue discount. The specific amount of qualified stated interest that accrues during an accrual period on a Variable Note that provides for stated interest at current values of a single objective rate, such as the Notes, is determined under the rules applicable to fixed rate debt instruments by assuming that the variable rate is a fixed rate that reflects the yield that is reasonably expected for the Variable Note.

The qualified stated interest allocable to an accrual period is increased (or decreased) if the interest actually paid during an accrual period exceeds (or is less than) the interest assumed to be paid during the accrual period pursuant to the foregoing rules.

Premium. If a U.S. Holder purchases a Note for an amount that is greater than the sum of all amounts payable on the Note after the purchase date other than payments of qualified stated interest, the U.S. Holder will be considered to have purchased the Note with “amortizable bond premium” equal in amount to such excess. A U.S. Holder may elect to amortize such premium using a constant yield method over the remaining term of the Note and may offset interest otherwise required to be included in respect of the Note during any taxable year by the amortized amount of such excess for the taxable year. Any election to amortize bond premium applies to all taxable debt obligations then owned and thereafter acquired by the U.S. Holder and may be revoked only with the consent of the IRS. The amortizable bond premium shall be computed in Canadian dollars and must be translated into U.S. dollars on the basis of the average exchange rate in effect during the accrual period. Exchange gain or loss is realized with respect to the bond premium by treating the portion of the premium amortized with respect to any period as a return of principal. With respect to any U.S. Holder that does not elect to amortize bond premium, the amount of bond premium will constitute a market loss when the Notes mature, or upon the sale or exchange of the Notes prior to maturity.

Sale or Exchange of Notes. Upon the sale or exchange or of a Note, a U.S. Holder generally will recognize taxable gain or loss equal to the difference between the amount realized (i.e., the U.S. dollar value of the proceeds received, as determined on the date of such sale or exchange) on the sale or exchange (other than amounts representing accrued and unpaid interest which will be taxable as such) and the U.S. Holder’s adjusted tax basis in such Note. A U.S. Holder’s adjusted tax basis in a Note generally will equal the U.S. Holder’s initial investment in such Note, decreased by the amount of any amortizable bond premium taken with respect to the Note. Such gain or loss generally will be long-term capital gain or loss if the Notes have been held by the U.S. Holder for more than one year. Long-term capital gains of individuals are subject to reduced capital gain rates while short-term capital gains are subject to ordinary income rates. The deductibility of capital losses is subject to certain limitations. Prospective investors should consult their own tax advisors concerning these tax law provisions.

Canadian Dollars Received upon Maturity, Sale or Exchange of the Notes. A U.S. Holder will have a tax basis in any Canadian dollars received upon maturity, sale or exchange of the Notes in an amount equal to the U.S. dollar value of the Canadian dollars received, determined as of the date of maturity, sale or exchange. Any gain or loss recognized by a U.S. Holder on the future sale or other disposition of the Canadian dollars will be treated as exchange gain or loss, which will generally be characterized as ordinary gain or loss. U.S. Holders should consult their own tax advisors regarding the U.S. federal income tax consequences relating to foreign currency transactions that may result from an investment in the Notes.

Tax Return Disclosure Regulations

Pursuant to recently enacted Treasury regulations (the “Disclosure Regulations”), any taxpayer that has participated in a “reportable transaction” and who is required to file a United States federal income tax return must generally attach a disclosure statement disclosing the taxpayer’s participation in the reportable transaction to the taxpayer’s tax return for each taxable year in which the taxpayer participates in the reportable transaction. The Disclosure Regulations provide that certain foreign currency transactions that generate losses constitute reportable transactions. Persons considering the purchase of the Notes should consult their own tax advisors concerning the application of the rules contained in the Disclosure Regulations with respect to an investment in the Notes, and to determine their own tax return disclosure obligations, if any, with respect to an investment in the Notes.

Unrelated Business Taxable Income

Section 511 of the Code generally imposes a tax, at regular corporate or trust income tax rates, on the “unrelated business taxable income” of certain tax-exempt organizations, including qualified pension and profit sharing plan trusts and individual retirement accounts. As discussed above, the U.S. federal income tax characterization of the Notes is uncertain. Nevertheless, in general, if the Notes are held for investment purposes, the amount of income or gain, if any, realized with respect to the Notes will not constitute unrelated business taxable income. However, if a Note constitutes debt-financed property (as defined in Section 514(b) of the Code) by reason of indebtedness incurred by a holder of a Note to purchase the Note, all or a portion of any income or gain realized with respect to such Note may be classified as unrelated business taxable income pursuant to Section 514 of the Code. Moreover, prospective investors in the Notes should be aware that whether or not any income or gain realized with respect to a Note which is owned by an organization that is generally exempt from U.S. federal income taxation pursuant to Section 501(a) of the Code constitutes unrelated business taxable income will depend upon the specific facts and circumstances applicable to such organization. Accordingly, any potential investors in the Notes that are generally exempt from U.S. federal income taxation pursuant to Section 501(a) of the Code are urged to consult with their own tax advisors concerning the U.S. federal income tax consequences to them of investing in the Notes.

Non-U.S. Holders

A non-U.S. Holder will not be subject to United States federal income taxes on payments of principal, premium (if any) or interest (including original issue discount, if any) on a Note, unless the non-U.S. Holder is a direct or indirect 10% or greater shareholder of ML&Co., a controlled foreign corporation related to ML&Co. or a bank receiving interest described in section 881(c)(3)(A) of the Code. However, income allocable to non-U.S. Holders will generally be subject to annual tax reporting on IRS Form 1042-S. For a non-U.S. Holder to qualify for the exemption from taxation, any person, U.S. or foreign, that has control, receipt or custody of an amount subject to withholding, or who can disburse or make payments of an amount subject to withholding (the “Withholding Agent”) must have received a statement that (a) is signed by the beneficial owner of the Note under penalties of perjury, (b) certifies that the owner is a non-U.S. Holder and (c) provides the name and address of the beneficial owner. The statement may generally be made on IRS Form W- 8BEN (or other applicable form) or a substantially similar form, and the beneficial owner must inform the Withholding Agent of any change in the information on the statement within 30 days of that change by filing a new IRS Form W-8BEN (or other applicable form). Generally, an IRS Form W-8BEN provided without a U.S. taxpayer identification number will remain in effect for a period starting on the date the form is signed and ending on the last day of the third succeeding calendar year, unless a change in circumstances makes any information on the form incorrect. If a Note is held through a securities clearing organization or certain other financial institutions, the organization or institution may provide a signed statement to the Withholding Agent. Under certain circumstances, the signed statement must be accompanied by a copy of the applicable IRS Form W-8BEN (or other applicable form) or the substitute form provided by the beneficial owner to the organization or institution.

Under current law, a Note will not be includible in the estate of a non-U.S. Holder unless the individual is a direct or indirect 10% or greater shareholder of ML&Co. or, at the time of the individual’s death, payments in respect of that Note would have been effectively connected with the conduct by the individual of a trade or business in the United States.

Backup Withholding

A beneficial owner of a Note may be subject to backup withholding at the applicable statutory rate of U.S. federal income tax on certain amounts paid to the beneficial owner unless the beneficial owner provides proof of an applicable exemption or a correct taxpayer identification number, and otherwise complies with applicable requirements of the backup withholding rules.

Any amounts withheld under the backup withholding rules from a payment to a beneficial owner would be allowed as a refund or a credit against that beneficial owner’s U.S. federal income tax provided the required information is furnished to the IRS.

ERISA CONSIDERATIONS FOR U.S. PERSONS

Each fiduciary of a pension, profit-sharing or other employee benefit plan (a “plan”) subject to the U.S. Employee Retirement Income Security Act of 1974, as amended (“ERISA”), should consider the fiduciary standards of ERISA in the context of the plan’s particular circumstances before authorizing an investment in the Notes. Accordingly, among other factors, the fiduciary should consider whether the investment would satisfy the prudence and diversification requirements of ERISA and would be consistent with the documents and instruments governing the plan, and whether the investment would involve a prohibited transaction under Section 406 of ERISA or Section 4975 of the Code.

Section 406 of ERISA and Section 4975 of the Code prohibit plans, as well as individual retirement accounts and Keogh plans subject to Section 4975 of the Code (also “plans”) from engaging in certain transactions involving “plan assets” with persons who are “parties in interest” under ERISA or “disqualified persons” under the Code (“parties in interest”) with respect to the plan or account. A violation of these prohibited transaction rules may result in civil penalties or other liabilities under ERISA and/or an excise tax under Section 4975 of the Code for those persons, unless exemptive relief is available under an applicable statutory, regulatory or administrative exemption. Certain employee benefit plans and arrangements including those that are governmental plans (as defined in section 3(32) of ERISA), certain church plans (as defined in Section 3(33) of ERISA) and foreign plans (as described in Section 4(b)(4) of ERISA) (“non-ERISA arrangements”) are not subject to the requirements of ERISA or Section 4975 of the Code but may be subject to similar provisions under applicable federal, state, local, foreign or other regulations, rules or laws (“similar laws”).

The acquisition of the Notes by a plan with respect to which we, Merrill Lynch, Pierce, Fenner and Smith Incorporated or certain of our affiliates is or becomes a party in interest may constitute or result in a prohibited transaction under ERISA or Section 4975 of the Code, unless those Notes are acquired pursuant to and in accordance with an applicable exemption. The U.S. Department of Labor has issued five prohibited transaction class exemptions, or “PTCEs”, that may provide exemptive relief if required for direct or indirect prohibited transactions that may arise from the purchase or holding of the Notes. These exemptions are:

(1)	PTCE 84-14, an exemption for certain transactions determined or effected by independent qualified professional asset managers;

(2)	PTCE 90-1, an exemption for certain transactions involving insurance company pooled separate accounts;

(3)	PTCE 91-38, an exemption for certain transactions involving bank collective investment funds;

(4)	PTCE 95-60, an exemption for transactions involving certain insurance company general accounts; and

(5)	PTCE 96-23, an exemption for plan asset transactions managed by in-house asset managers.

The Notes may not be purchased or held by (1) any plan, (2) any entity whose underlying assets include “plan assets” by reason of any plan’s investment in the entity (a “plan asset entity”) or (3) any person investing “plan assets” of any plan, unless in each case the purchaser or holder is eligible for the exemptive relief available under one or more of the PTCEs listed above or another applicable similar exemption. Any purchaser or holder of the

Notes or any interest in the Notes will be deemed to have represented by its purchase and holding of the Notes that it either (1) is not a plan or a plan asset entity and is not purchasing those Notes on behalf of or with “plan assets” of any plan or plan asset entity or (2) with respect to the purchase or holding, is eligible for the exemptive relief available under any of the PTCEs listed above or another applicable exemption. In addition, any purchaser or holder of the Notes or any interest in the Notes which is a non-ERISA arrangement will be deemed to have represented by its purchase and holding of the Notes that its purchase and holding will not violate the provisions of any similar law.

Due to the complexity of these rules and the penalties that may be imposed upon persons involved in non-exempt prohibited transactions, it is important that fiduciaries or other persons considering purchasing the Notes on behalf of or with “plan assets” of any plan, plan asset entity or non-ERISA arrangement consult with their counsel regarding the availability of exemptive relief under any of the PTCEs listed above or any other applicable exemption, or the potential consequences of any purchase or holding under similar laws, as applicable.

USE OF PROCEEDS AND HEDGING

The net proceeds from the sale of the Notes will be used as described under “Use of Proceeds” in the accompanying prospectus and to hedge market risks of ML&Co. associated with its obligation to pay the amount payable on each Interest Payment Date and on the maturity date.

WHERE YOU CAN FIND MORE INFORMATION

We file reports, proxy statements and other information with the SEC. Our SEC filings are also available over the Internet at the SEC’s web site at http://www.sec.gov. The address of the SEC’s Internet site is provided solely for the information of prospective investors and is not intended to be an active link. You may also read and copy any document we file at the SEC’s public reference rooms in Washington, D.C. and New York, New York. Please call the SEC at 1-800-SEC-0330 for more information on the public reference rooms and their copy charges. You may also inspect our SEC reports and other information at the New York Stock Exchange, Inc., 20 Broad Street, New York, New York 10005.

We have filed a registration statement on Form S-3 with the SEC covering the Notes and other securities. For further information on ML&Co. and the Notes, you should refer to our registration statement and its exhibits. The prospectus accompanying this prospectus supplement summarizes material provisions of contracts and other documents that we refer you to. Because the prospectus may not contain all the information that you may find important, you should review the full text of these documents. We have included copies of these documents as exhibits to our registration statement.

You should rely only on the information contained or incorporated by reference in this prospectus supplement and the accompanying prospectus. We have not, and the Agents have not, authorized any other person to provide you with different information. If anyone provides you with different or inconsistent information, you should not rely on it. We are not, and the Agents are not, making an offer to sell these securities in any jurisdiction where the offer or sale is not permitted.

You should assume that the information in this prospectus supplement and the accompanying prospectus is accurate as of the date on the front cover of this prospectus supplement only. Our business, financial condition and results of operations may have changed since that date.

PLAN OF DISTRIBUTION

Under an agreement dated as of June 28, 2005 (the “Agency Agreement”) between ML Canada and First Leaside Securities Inc. (collectively, the “Agents”) and ML&Co., the Agents have agreed to offer the Notes for sale in Canada, as agents of ML&Co., on a best efforts basis, if, as and when issued by ML&Co. As such, the Agents are not obligated to purchase the Notes, although any Notes sold will initially be purchased by the Agents, as principals, at 100% of their aggregate principal amount and then resold to investors. First Leaside Securities Inc. will receive a fee equal to $150,000 (1.5% of the principal amount of Notes sold). ML Canada will not receive a fee in connection with its acting as an Agent for the distribution of the Notes. The Agents may form a selling group including other qualified investment dealers and determine the fee payable to the members of that group, which fee will be paid out of the Agents’ fees. While the Agents have agreed to use their best efforts to sell the Notes offered hereby, the Agents will not be obligated to purchase Notes which are not sold.

Under the terms of the Agency Agreement, the Agents may, at their discretion on the basis of their assessment of the state of the financial markets and upon the occurrence of certain stated events, terminate the Agency Agreement. Subscriptions for Notes will be received subject to rejection or allotment in whole or in part. The Agents reserve the right to close the subscription books at any time without notice. Closing will take place on June 29, 2005 or an earlier or later date as may be agreed upon by ML&Co. and the Agents that is on or before July 6, 2005.

Each of the Agents may be deemed to be an “underwriter” within the meaning of the U.S. Securities Act of 1933 (the “Securities Act”). ML&Co. has agreed to indemnify the Agents against or to make contributions relating to certain civil liabilities, including liabilities under the Securities Act and Canadian provincial securities legislation, or to contribute to payments the Agents may be required to make in respect thereof.

From time to time, ML&Co. may issue and sell other securities described in the accompanying prospectus, and the amount of Notes that ML&Co. may offer and sell under this prospectus supplement may be reduced as a result of those sales.

In connection with this offering, ML Canada intends to buy and sell the Notes to create a securities market for the holders of the Notes. However, ML Canada will not be obligated to engage in any of those market activities or continue them once it has started. Neither ML&Co. nor the Agents make any representation or prediction as to the direction or magnitude of any effect that the transactions described above may have on the price of the Notes. In addition, neither ML&Co. nor the Agents make any representation that the Agents will engage in any of those transactions or that those transactions, once commenced, will not be discontinued without notice.

ML Canada was involved in the decision to distribute Notes hereunder. ML Canada is an indirect wholly-owned subsidiary of ML&Co. Consequently, ML&Co. is a “related issuer” and is also a “connected issuer” of ML Canada within the meaning of the securities legislation of each of the provinces of Canada in connection with the offering of Securities under this prospectus supplement and accompanying prospectus. First Leaside Securities Inc., the independent Agent, has performed due diligence in connection with the offering of the Notes and participated, together with ML Canada, in the structuring and pricing of the Notes.

The Agents propose to offer the Notes initially at the offering price specified on the cover page of this prospectus supplement. After the Agents have made a reasonable effort to sell all of the Notes at the price specified on the cover page, the offering price may be decreased and may be further changed from time to time to an amount not greater than that set out on the cover page.

VALIDITY OF THE NOTES

The validity of the Notes will be passed upon for ML&Co. and for the Agents by Sidley Austin Brown & Wood LLP, New York, New York.

Certain other legal matters relating to the Notes will be passed upon for ML&Co. by Davies Ward Phillips & Vineberg LLP, Toronto, Ontario and for the Agents by McMillan Binch Mendelsohn LLP, Toronto, Ontario.

EXPERTS

The consolidated financial statements, the related financial statement schedule, and management’s report on the effectiveness of internal control over financial reporting incorporated in the accompanying prospectus by reference from Merrill Lynch & Co., Inc.’s Annual Report on Form 10-K for the year ended December 31, 2004 have been audited by Deloitte & Touche LLP, an independent registered public accounting firm, as stated in their reports, which are incorporated in the accompanying prospectus by reference, and have been so incorporated in reliance upon the reports of such firm given upon their authority as experts in accounting and auditing.

Unaudited Financial Information

With respect to the unaudited interim condensed consolidated financial information for the three-month periods ended April 1, 2005 and March 26, 2004 which is incorporated in the accompanying prospectus by reference, Deloitte & Touche LLP, an independent registered public accounting firm, have applied limited procedures in accordance with the standards of the Public Company Accounting Oversight Board (United States) for a review of such information. However, as stated in their report included in Merrill Lynch & Co., Inc.’s Quarterly Report on Form 10-Q for the quarter ended April 1, 2005 and incorporated by reference in the accompanying prospectus, they did not audit and they do not express an opinion on that interim financial information. Accordingly, the degree of reliance on their report on such information should be restricted in light of the limited nature of the review procedures applied. Deloitte & Touche LLP are not subject to the liability provisions of Section 11 of the Securities Act of 1933 for their report on the unaudited interim condensed consolidated financial information because that report is not a “report” or a “part” of the registration statement prepared or certified by an accountant within the meaning of Sections 7 and 11 of the Act.

PURCHASERS’ STATUTORY RIGHTS IN CANADA

Securities legislation in certain of the provinces and territories of Canada provides purchasers with the right to withdraw from an agreement to purchase securities within two business days after receipt or deemed receipt of a prospectus and any amendment. In several of the provinces and territories, the securities legislation further provides a purchaser with remedies for rescission or, in some jurisdictions, damages if the prospectus and any amendment contains a misrepresentation or is not delivered to the purchaser, provided that those remedies for rescission or damages are exercised by the purchaser within the time limit prescribed by the securities legislation of the purchaser’s province or territory. The purchaser should refer to the applicable provisions of the securities legislation of the purchaser’s province or territory for particulars of these rights or consult with a legal advisor. Rights and remedies also may be available to purchasers under U.S. law; purchasers may wish to consult with a U.S. legal advisor for particulars of these rights.

INDEX OF CERTAIN DEFINED TERMS

Page
Agents	S-24
business day	S-11
Consumer Price Index	S-1
Interest Payment Date	S-6
Interest Period	S-7
Interest Rate Basis	S-6
Interest Reset Date	S-6
Notes	S-1

CERTIFICATE OF THE AGENTS

Dated: June 28, 2005

To the best of our knowledge, information and belief, the MJDS prospectus, together with the documents incorporated in the prospectus, as supplemented by the foregoing, constitutes full, true and plain disclosure of all material facts relating to the securities offered under the MJDS prospectus and this supplement as required by the securities legislation of each of the provinces and territories of Canada and does not contain any misrepresentation likely to affect the value or the market price of the securities to be distributed.

MERRILL LYNCH CANADA INC.

By:	(Signed) RASHA KATABI

FIRST LEASIDE SECURITIES INC.

By:	(Signed) DAVID C. PHILLIPS

SC-1

Merrill Lynch & Co., Inc.

Cdn. $10,000,000

Inflation-Linked Notes Linked to the Performance of the

Consumer Price Index

due June 29, 2015

PROSPECTUS SUPPLEMENT

Merrill Lynch Canada Inc.

June 28, 2005